BANK OF THE CAROLINAS CORPORATION

135 Boxwood Village Drive

Mocksville, North Carolina 27028

December 17, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Michael Clampitt, Senior Counsel
Mr. Christopher Dunham, Staff Attorney

Re:	Acceleration Request
Bank of the Carolinas Corporation
Registration Statement on Form S-1/A
(File No. 333-198184)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, (the “Act”), Bank of the Carolinas Corporation (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) to December 19, 2014 at 9:30 a.m. Eastern Time, or as soon thereafter as practicable.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Wyrick Robbins Yates & Ponton LLP, by calling Todd H. Eveson at (919) 882-7153 or Jonathan A. Greene at (919) 865-2832. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to our counsel via e-mail at teveson@wyrick.com and jgreene@wyrick.com.

In connection with the foregoing, the Registrant hereby acknowledges the following:

•	should Commission or the staff; acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

December 17, 2014

Sincerely,

BANK OF THE CAROLINAS CORPORATION

By:	/s/ Stephen R. Talbert
Stephen R. Talbert
President and Chief Executive Officer

cc:	Wyrick Robbins Yates & Ponton LLP